UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29300 / June 15, 2010

In the Matter of	:
	:
SEPARATE ACCOUNT VA GNY	:
4 Manhattanville Road	:
Purchase, NY 10577	:
	:
(811-22064)	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Separate Account VA GNY ("Applicant") filed an application on February 25, 2010
under section 8(f) of the Investment Company Act of 1940 ("1940 Act"), requesting an
order declaring that it has ceased to be an investment company.

On April 30, 2010, a notice of filing of the application was issued (Investment Company
Act Release No. 29263). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company as defined by the
1940 Act. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of Separate Account VA GNY (811-22064) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary